July 11, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	RealtyMogul Income REIT, LLC
Offering Statement on Form 1-A
Filed May 12, 2025
File No. 024-12615

Dear Ladies and Gentlemen:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, RealtyMogul Income REIT, LLC (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-12615), initially filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2025 (the “Offering Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company has decided it is not in the best interests of the Company or its shareholders to continue with the proposed Offering Statement at this time. The Offering Statement has not been qualified by the Commission and no offering or sale of the securities that are the subject of the Offering Statement have been made.

Please direct any questions or comments regarding the foregoing to Amanda McFall of Stradling Yocca Carlson & Rauth LLP at (949) 725-4029.

Very truly yours,

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

cc:	Amanda McFall
Stradling Yocca Carlson & Rauth LLP